UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
SnapDNA Corporation

Legal status of Issuer:

     Form:
     Corporation

     Jurisdiction of Incorporation/Organization:
     Delaware

     Date of Organization:
     April 19, 2011

Physical Address of Issuer:
2095 W 6thAvenue, Suite 100, Broomfield, CO 80020, United States

Website of Issuer:
https://snapdna.com/

Current Number of Employees:
4

	Most recent fiscal year-end	Prior fiscal year-end

	(2023)	(2022)
Total Assets	$267,738.12	$334,688
Cash and Cash Equivalents	$165,996.59	$62,530
Accounts Receivable	$0	$0
Short-term Debt	$609,226.65	$5,374,553
Long-term Debt	$6,721,621.63	$1,743,147
Revenues/Sales	$0	$0*
Cost of Goods Sold	$0	$0
Taxes Paid	$721.00	$0
Net Income	-$707,276.35	-$1,023,712

* 2022: $57,532 broken down as follows: $19,375.50 Pd.Pilot Study, $38,156.94 Employee Retention Credit. There was no sales revenue.

The jurisdictions in which the Issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

_____

Annual Report for Form C-AR

of

SnapDNA Corporation

A Delaware corporation

_____

May 2, 2024

SNAPDNA CORPORATION

SnapDNA Corporation, a Delaware corporation ("**SnapDNA Corporation,**" the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should depend solely on the information present in this Form C-AR, which will be submitted to EDGAR and made available on the Company's website. We have not given permission for anyone to share any information or statements other than those included in this Form C-AR. If you receive any conflicting or different information, it should not be considered reliable. This Form C-AR does not represent an offer to purchase or sell securities. The information in this Form C-AR and any incorporated documents is accurate only as of their respective dates, irrespective of when this Form C-AR is delivered. Descriptions of any agreements or other documents within this Form C-AR are summaries and, as such, are inherently selective and incomplete, and should be fully understood by referring to the actual agreements or documents themselves.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR includes forward-looking statements that are subject to various risks and uncertainties. All statements, except those relating to historical facts, present facts, or current conditions, are forward-looking statements. These statements reflect our reasonable expectations and projections regarding our financial status, operational results, plans, objectives, future performance, and business. Indicators of forward-looking statements include their lack of strict correlation with historical or current facts. Phrases such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other similar terms may be used in the context of discussing future operating or financial performance or events.

The forward-looking statements in this Form C-AR, as well as any incorporated documents, are grounded in reasonable assumptions derived from our industry experience, historical trend analysis, current conditions, anticipated future developments, and other factors we deem relevant. As you review this Form C-AR, please note that these statements do not guarantee performance or results. Although we have based our forward-looking statements on these assumptions, numerous factors could influence our actual operating and financial performance, causing it to deviate significantly from the anticipated performance outlined in the forward-looking statements. If any of these risks or uncertainties materialize or if any assumptions prove incorrect or change, our actual performance may differ significantly from the projected performance in these forward-looking statements.

Exercise caution when placing reliance on these forward-looking statements. They are accurate only as of their respective dates and are based on the information available to us at those times. While this Form C-AR is dated as of the date shown on the cover page, some information, such as our financial statements, may be provided as of earlier dates. Except when required by law, we are not obligated to publicly update any forward-looking statements after the date of this Form C-AR or to adjust these statements to reflect actual results or changes in our expectations.

DO NOT INTERPRET THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR SPECIFIC FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL, TAX ADVISOR, AND ACCOUNTANT REGARDING LEGAL, ACCOUNTING, TAX, AND RELATED MATTERS PERTAINING TO THEIR INVESTMENT.

No federal or state securities regulatory authority has verified or endorsed the accuracy or adequacy of this Form C-AR or any accompanying documents. The Company has prepared and filed this Form C-AR in accordance with Regulation CF and will post a copy of this document on its website at https://snapdna.com/ within 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://snapdna.com/.

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with applicable state law.

FINANCIAL CONDITION OF SNAPDNA CORPORATION

Please see the financial information listed on the cover page of Form C-AR and attached hereto as <u>Exhibit A</u>. Additionally, reference to the financial condition of SnapDNA Corporation is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of December 31, 2023, the Company had an aggregate of $165,997. in cash and cash equivalents, leaving the Company with approximately 18 months of runway.

Capital Expenditures and Other Obligations

The Company does intend to make any material capital expenditures in the near future, except that the Company may lease additional manufacturing equipment.

Material Changes and Other Information

There have been no material changes in the Company's financial condition. Changes have resulted from the ordinary course of business.

COMPANY INFORMATION

Issuer Legal Name: SnapDNA Corporation

Form of Organization: Corporation

Jurisdiction in Which Issuer is Formed: Delaware

Date of Organization:		April 19, 2011	
Physical Address:		2095 W 6th Avenue, Suite 100, Broomfield, CO 80020, United States	
Web Site:		https://www,snapdna.com/	
Locations in Which the Company Conducts Business:		All 50 US States	

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Medin	Director, CEO	SnapDNA/Bio-NEMS - CEO 2011-Present	University of Maryland - BS, Electrical Engineering
Thomas Jacobs	Secretary	SnapDNA - VP Sales & Marketing, 2016-2023	University of Maryland College Park - BS, Management
Mark Nelson	Board Member	Atlis Motor Vehicles - Board Member: February 2022-Present. SnapDNA - Board Member: January 2022-Present. Hungryroot - Board Member: October 2021 - Present. Local Bounti - Board Member: March 2021 - Present. Real Good Foods - Board Member: November 2021 - Present. Beyond Meat - CFO/Treasurer/COO/Secretary: December 2015 - May 2021.	Babson F.W. Olin Graduate School of Business, MBA (2002). Isenberg School of Management, Mass Amherst, BBA (1990).

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
David Medin	8,388,115 shares of common stock, 1,311,885 subject to reverse vesting	55.09%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

Our company focuses on providing rapid, on-site diagnostic solutions for the detection of foodborne pathogens, such as Listeria, E. coli, and Salmonella, catering specifically to food processing industries. Our innovative system is meticulously designed to meet or surpass all benchmarks required to replace traditional laboratory testing methods. Furthermore, our state-of-the-art technology is also capable of delivering accurate quantitative RNA/DNA analysis, offering additional benefits to the food safety sector.

The effectiveness and efficiency of our system have been independently validated by third-party organizations within the industry. This validation demonstrates the system's credibility and reliability in addressing food safety concerns.

Our business plan is centered around revolutionizing the food safety landscape by offering faster, more efficient, and highly accurate diagnostic solutions that can be easily integrated into existing food processing workflows. By doing so, we aim to reduce the risk of foodborne illnesses and improve public health. In the long term, we plan to expand our reach by collaborating with more key players in the global food industry, continually refining our technology to cater to the evolving needs of the market and exploring new opportunities for growth in related sectors.

The Company's Products and/or Services

Product / Service	Description	Current Market
TrueRapid Listeria	Rapid detection of the foodborne pathogen Listeria in environmental samples taken from food production facilities.	B2B Market; Food production & Food Processors

Competition and Industry Landscape

While there have been multiple attempts to develop rapid pathogen detection systems capable of delivering results within an hour or less for the food processing industry, as far as we are aware, none before SnapDNA have successfully addressed all of the specific, non-negotiable industry requirements to replace lab tests. These requirements include detecting only live cells, working with industry-accepted sample sizes and collection methods, and providing near-zero false positive results. Although other companies such as Neogen and Clear Labs have targeted pathogen detection in the food industry, we don't believe competitors have met the requirements for widespread adoption by the industry.

Customer Base and Market Opportunity

Our target market is primarily B2B, with a focus on selling our products directly to food processors and independent food test labs who provide pathogen testing services to food processors. Our products are designed to cater to the entire food production industry. Marketing reports estimate that, in the US, 48% of all tests represent finished food product testing, while 8% of all tests represent raw material testing. All US food processors are mandated to conduct pathogen testing as part of their USDA/FDA-required HAACP (Hazard Analysis at Critical Control Points) plan. The percentages are estimates and should not be relied upon for accuracy and may be out of date.

Supply Chain Management

We source our materials from a diverse range of suppliers whenever possible to reduce the dependency on any single source. Our thorough research into our supply chain has prepared us for potential shortages or necessary changes should any provider become unavailable.

Anticipated Business Plan and Revenue Model

SnapDNA's business model revolves around selling single-use cartridges for each food pathogen test performed, with prices set to be competitive with traditional lab testing. The company intends to provide analysis systems, recouping this cost through a surcharge added to cartridge pricing in the first year of contract pricing. The company intends to also sell reagents and other consumables required for use with the SnapDNA system.

EMPLOYEES

The Company currently has 4 employees.

RISK FACTORS

The securities issued in our offering (the "**Securities**") continue to involve a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Furthermore, early-stage companies inherently pose greater risks than more established companies. As an existing investor, you should be aware of these ongoing risks and consider consulting with your legal, tax, and financial advisors to evaluate your continued investment in the Securities. The Securities should be held by those who can afford to lose their entire investment. The following risk factors are addressed to existing investors but apply equally to any investor who may acquire the Securities.

Risks Related to the Company's Business and Industry

We have a limited operating history, which makes evaluating our performance challenging. Consequently, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan, and there is no guarantee of success. We cannot assure that we will ever operate profitably or maintain consistent profits if achieved. Although many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays typically encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary to overcome these risks and uncertainties.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development, or commercialization programs, product launches, or marketing efforts, any of which may materially harm our business, financial condition, and results of operations. As an existing investor, you should be aware of the ongoing risk associated with our potential difficulties in obtaining capital.

The investment you have made involves continued risks, including the possibility of implementing new lines of business or offering new products and services within existing lines of business. As our business model is subject to significant risk and may not be thoroughly tested in the market, we might need to modify or completely change our business model. Failure to foresee market changes and reactions could adversely impact our business. Developing and marketing new lines of business and/or new products and services may require significant time and resources, and there are substantial risks and uncertainties associated with these efforts, particularly in instances where markets are not fully developed. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. Consequently, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Our reliance on other companies to provide components and services for our products also poses risks. Our ability to meet our obligations to customers may be adversely affected if suppliers or contractors fail to provide agreed-upon supplies or services in a timely, cost-effective manner and in compliance with customer requirements. The quality of our products may be adversely impacted if companies to whom we delegate manufacturing or from whom we acquire items do not provide components that meet required specifications and perform to our and our customers' expectations. The risk of these adverse effects may be greater if we rely on only one or two contractors or suppliers for a particular component. Supply of components for new or existing products could be delayed or constrained, which could adversely affect our business and results of operations.

We also rely on various intellectual property rights, including trademarks, to operate our business. These intellectual property rights may not be sufficiently broad or provide us a significant competitive advantage. The steps we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage or adequately protect our intellectual property could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect our trade secrets and other proprietary rights. However, there is no guarantee that these agreements will adequately protect our trade secrets and other proprietary rights or that third parties will not independently develop substantially equivalent proprietary information. As we expand our business, protecting our intellectual property will become increasingly important, and the protective steps we have taken may be inadequate to deter competitors from using our proprietary information. Consequently, our competitive position and results of operations could be negatively affected.

The success of the Company is highly dependent on the experience and expertise of its board of directors, executive officers, and key employees. The individuals who occupy these positions play a crucial role in guiding and executing the Company's strategic vision and goals.

The Company's reliance on key personnel comes without any key person life insurance policies. While our operations and business plan execution depend on certain key individuals, we have not procured any insurance policies for these individuals in case of death or disability. As a result, should any of these key personnel pass away or become disabled, the Company will not receive any compensation to mitigate their absence. The loss of such individuals could negatively affect the Company and our operations. Since many states do not enforce non-competition agreements, we cannot guarantee that key personnel will remain with the Company. Thus, obtaining key man insurance does not entirely eliminate the risk associated with relying on key personnel.

Our reputation and brand quality are crucial to our business and success in both existing and new markets. Any incident that diminishes consumer loyalty towards our brand could significantly damage its value and our business. Negative publicity, regardless of accuracy, may adversely affect us. The rise of social media platforms and other internet-based communication channels, such as blogs and social media websites, enable individuals to reach a broad audience of consumers and other interested parties almost instantaneously. Adverse or inaccurate information posted on these platforms may harm our performance, prospects, or business, often with little opportunity for redress or correction.

Our business is vulnerable to cyber security threats, attacks, and other disruptions. We continually face advanced and persistent assaults on our information infrastructure, where we manage and store various proprietary information and sensitive/confidential data related to our operations. These attacks may include sophisticated malware and phishing emails designed to exploit our products or any security vulnerabilities. Some intrusions may involve zero-day malware, which is challenging to detect due to its absence from the signature set of commercially available antivirus scanning programs. Skilled computer programmers and hackers could potentially breach our network security, compromise or misappropriate our confidential information or that of our customers or third parties, disrupt systems, or cause shutdowns. Moreover, complex software and applications that we produce or obtain from third parties may contain design or manufacturing defects, including "bugs" and other issues that could unexpectedly interfere with our information infrastructure's operation. Disruptions, infiltrations, or failures of our information infrastructure systems or data centers due to software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents may result in data security breaches, loss of critical data, and performance delays, adversely affecting our business.

Confidential customer information security breaches, especially those related to electronic processing of credit and debit card transactions, or breaches involving confidential employee information, could negatively impact our business. Our business necessitates the collection, transmission, and retention of personally identifiable information in our information technology systems and those maintained by third parties contracted to provide services. Ensuring data integrity and protection is of utmost importance. Governmental regulation on information security and privacy is becoming increasingly stringent, and our systems may struggle to meet these evolving requirements and expectations, possibly requiring significant additional investments or time. A breach in our information technology systems' security, or that of our service providers, could lead to operational inefficiencies, loss of profits, and an interruption in system operations. Moreover, considerable theft, loss, misappropriation, or unauthorized access to customers' or proprietary data could result in fines, legal claims, or proceedings.

The use of individually identifiable data by our business, our associates, and third parties is regulated at state, federal, and international levels. Individual data regulation is rapidly and unpredictably changing. Regulatory changes could adversely impact our business, possibly rendering our business model unviable. Information security-related costs, such as investments in technology, consumer protection law compliance costs, and expenses resulting from consumer fraud, could materially affect our business and operational results. Our online operations' success depends on securely transmitting confidential information over public networks, including cashless payments. Employees, associates, or third parties' intentional or negligent actions could undermine our security measures, allowing unauthorized parties to access our data systems and misappropriate confidential data. There is no guarantee that advancements in computer capabilities, cryptography, or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If our data security or that of our associates or third parties is compromised, it could significantly harm our reputation, financial condition, and operating results. Compromised data security may also substantially increase our costs to safeguard against breaches and expose us to additional legal risks.

As a private company, we are not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. We might not have an internal control infrastructure that meets public company standards, including Sarbanes-Oxley Act of 2002 requirements. As a development-stage, non-public company, our financial and disclosure controls and procedures reflect this status. There is no guarantee that our financial and disclosure controls and procedures do not contain significant deficiencies or material weaknesses. Compliance with such financial and disclosure controls and procedures, if necessary, could be costly and materially adversely affect our operational results.

Our operations are subject to a highly regulated environment, and violations of federal, state, or local laws or regulations could adversely affect our business. We are subject to various laws and regulations, including local licensing requirements, retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower, and other employment practices laws and regulations. Violations of these or future requirements could result in administrative, civil, or criminal sanctions, including fines, cease and desist orders, or even revocation or suspension of our license to operate. Consequently, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and regulations.

Global crises, similar to COVID-19, can significantly affect our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, regarding the outbreak and characterized it as a pandemic on March 11, 2020. The outbreak spread throughout Europe, the Middle East, Canada, and the United States, prompting companies and various international jurisdictions to impose restrictions such as quarantines, closures, cancellations, and travel restrictions. New waves or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, diseases, or similar, which could have substantial impacts on our business.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	30,000,000
Number of shares Outstanding	19,017,200
Par Value Per Share	$0.001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize or issue additional Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security.*	55.13%
Other Material Terms	Although zero shares have been issued and sold under general practices, over 16 million options have vested and will be issued common stock. Additionally, other convertible securities (see below) will have rights to receive common stock upon conversion.

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $40,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options

As of the date of this Form C-AR, the Company has no options outstanding:

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$455,000
Voting Rights	None, but may receive them upon conversion to equity.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	1.8%
Interest Rate	4%*
Valuation Cap	$20,000,000
Discount Rate	20%

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Type	Convertible Notes
Face Value	$1,962,600
Voting Rights	None, but may receive them upon conversion to equity.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	15.1%
Interest Rate	6%*
Valuation Cap	$10,000,000
Discount Rate	$1,962,600 of the notes have a 50% discount rate, the remaining $131,600 have a 50% discount rate.

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Type	SAFEs
Face Value	$260,000
Voting Rights	None, but may receive them upon conversion.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	2.0%
Valuation Cap	$10,000,000
Discount Rate	10%

Type	Convertible Notes
Face Value	$425,000
Voting Rights	None, but may receive them upon conversion.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more convertible Notes which may

	dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	0.8%
Valuation Cap	none
Discount Rate	33%

Type	Crowd SAFE
Face Value	$1,089,934
Voting Rights	None, but may receive them upon conversion.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities) *	3.0%
Valuation Cap	$28,000,000
Discount Rate	10%

Type	Crowd SAFE
Face Value	$288,033
Voting Rights	None, but may receive them upon conversion.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if	.07%

convertible securities) *	
Valuation Cap	$40,000,000
Discount Rate	10%

Type	SAFEs
Face Value	$173,600
Voting Rights	None, but may receive them upon conversion.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities) *	0.3%
Valuation Cap	$40,000,000
Discount Rate	10%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $40,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Type	SAFEs
Face Value	$145,000
Voting Rights	None, but may receive them upon conversion.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the	The Company may decide to issue

Security issued pursuant to Regulation CF	more convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	.04%
Valuation Cap	$40,000,000
Discount Rate	10%

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Farnam Street Financial, Inc.
Amount Outstanding	$164,093.47
Interest Rate and Amortization Schedule	Lease rate factor of 0.042713 per $1.00 on $130,755.93 and a lease rate factor of 0.047459 per $1.00 on $33,337.54 with a monthly lease payment of 7,785.59
Other Material Terms	The cost of all the Equipment on this Lease Schedule totaled $164,093.47. The Monthly Lease Charge listed above is calculated based on the agreement that this cost will be comprised of hardware at a lease rate factor of 0.042713 per $1.00 and $0.00 of non-hardware costs at a lease rate factor of 0.047459 per $1.00
Maturity Date	January 1, 2026

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
SAFE	$1,070,000	1	Product dev.	April	Regulation

			Corp dev., Overhead	28, 2021	Crowdfunding
SAFE	$173,600	5	Product dev. Corp dev., Overhead	Aug 31, 2022 June 10, 2022 June 13, 2022 Nov 10, 2022 March 28, 2023	Section 4(a)(2)

* All other issuances more than 3 years ago.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

BAD ACTOR DISCLOSURE

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Medin
(Signature)
David Medin
(Name)
Director
(Title)
May 5, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/David Medin
(Signature)
David Medin
(Name)
Director
(Title)
May 5, 2024
(Date)

/s/Thomas Jacobs
(Signature)
Thomas Jacobs
(Name)
Director
(Title)
May 5, 2024
(Date)

/s/Mark Nelson

_____

(Signature)

Mark Nelson

(Name)

Board Member

(Title)

May 5, 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, David Medin, being the CEO of SnapDNA Corporation, hereby certify as of the date of this Form C-AR that the financial statements of SnapDNA Corporation included in this Form are true and complete in all material respects.

/s/ David Medin

(Signature)

David Medin

(Name)

CEO

(Title)

May 5, 2024

(Date)

EXHIBIT A

Financial Statements

SnapDNA Corporation

Balance Sheet Summary

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	62,530.12
Accounts Receivable	0.00
Other Current Assets	0.00
Total Current Assets	**$62,530.12**
Fixed Assets	120,368.50
TOTAL ASSETS	**$182,898.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	555,673.51
Credit Cards	49,066.67
Other Current Liabilities	266.40
Total Current Liabilities	**$605,006.58**
Long-Term Liabilities	5,935,383.85
Total Liabilities	**$6,540,390.43**
Equity	-6,357,491.81
TOTAL LIABILITIES AND EQUITY	**$182,898.62**

SnapDNA Corporation

Profit and Loss

January - December 2022

	TOTAL
Income	
Income	
Pilot Studies-Paid	19,375.50
Total Income	**19,375.50**
Total Income	**$19,375.50**
GROSS PROFIT	**$19,375.50**
Expenses	
Advertising	304.88
Bank Charges	1,395.00
contractors	22,969.65
Dues & Subscriptions	1,121.98
Equipment Rental	12,814.00
Insurance	8,016.42
Interest Payable	7,159.44
Legal & Professional Fees	24,940.68
Accounting	1,667.90
Legal	5,441.50
Payroll Fees	1,856.50
Total Legal & Professional Fees	**33,906.58**
Marketing	387.45
Trade Show	3,050.00
Web Design	1,300.00
Web Domain	434.58
Total Marketing	**5,172.03**
Meetings	60.19
Moving Expense	10,750.17
Office Expenses	3,007.27
Payroll Expenses	
Employee Benefits	27,694.12
Health Reimbursement Account	10,503.66
Payroll Taxes	38,400.66
Wages - Other	528,549.20
Workers Compensation Insurance	2,374.10
Total Payroll Expenses	**607,521.74**
Postage/Shipping	7,307.16
R & D	38,843.96
Lab supplies	38,370.48
Total R & D	**77,214.44**
Rent or Lease of Buildings	23,400.00
Software	956.88
State Taxes	250.00

SnapDNA Corporation

Balance Sheet Summary

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	165,996.59
Accounts Receivable	0.00
Other Current Assets	0.00
Total Current Assets	**$165,996.59**
Fixed Assets	97,783.20
Other Assets	3,958.33
TOTAL ASSETS	**$267,738.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	557,599.48
Credit Cards	52,298.63
Other Current Liabilities	-671.46
Total Current Liabilities	**$609,226.65**
Long-Term Liabilities	6,721,621.63
Total Liabilities	**$7,330,848.28**
Equity	-7,063,110.16
TOTAL LIABILITIES AND EQUITY	**$267,738.12**

SnapDNA Corporation

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising	47.57
Bank Charges	1,300.00
contractors	27,860.48
Dues & Subscriptions	884.88
Equipment Rental	47,425.82
Insurance	8,141.94
Interest Payable	10,055.86
Legal & Professional Fees	5,524.97
Accounting	7,574.52
Payroll Fees	2,209.52
Total Legal & Professional Fees	**15,309.01**
Marketing	575.00
Web Design	1,650.80
Web Domain	410.70
Total Marketing	**2,636.50**
MFG Equipment-Expense	950.00
Office Expenses	2,933.19
Payroll Expenses	
Employee Benefits	34,201.34
Health Reimbursement Account	14,336.76
Health Care	12,222.72
HealthCare Waiver Reimbursement	700.00
Total Health Reimbursement Account	**27,259.48**
Payroll Taxes	16,769.66
Wages - Other	198,264.10
Workers Compensation Insurance	191.68
Total Payroll Expenses	**276,686.26**
Postage/Shipping	4,256.52
R & D	1,059.50
Lab supplies	12,174.82
Total R & D	**13,234.32**
Rent or Lease of Buildings	48,858.29
Software	717.51
Supplies	1,404.79
System Parts	11,144.02
Taxes & Licenses	721.00
Telephone	1,380.97

SnapDNA Corporation

Profit and Loss

January - December 2023

	TOTAL
Travel	224.25
Ground Transportation	408.42
Hotel & Airfare	3,586.32
Meals and Entertainment	742.85
Tolls & Parking	297.97
Total Travel	**5,259.81**
Utilities	2,188.67
Total Expenses	**$483,397.41**
NET OPERATING INCOME	**$ -483,397.41**
Other Income	
Grant	55,409.04
Other Income	3,284.95
Total Other Income	**$58,693.99**
Other Expenses	
Accrued Interest Expense	250,199.63
Amortization	3,397.15
Depreciation	28,976.15
Total Other Expenses	**$282,572.93**
NET OTHER INCOME	**$ -223,878.94**
NET INCOME	**$ -707,276.35**